FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                  July 8, 2003

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

   (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F [ X ]  Form 40-F [  ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes [  ]         No [ X ]

Enclosure: Press release dated July 8, 2003, updating financial guidance for second quarter 2003.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 8, 2003             INFICON Holding AG


                                 By:_/s/_Peter_G._Maier_________________________
                                     Name:    Peter G. Maier
                                     Title:   Vice President and Chief Financial
                                              Officer

             INFICON Updates Financial Guidance for Second Quarter; Company Reaffirms Revenue Growth Between 15% and 25% for Fiscal 2003

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--July 8, 2003--INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced preliminary results for the second quarter ended June 30, 2003.
    The company now expects to report revenues between $36.0 million and $37.0 million and a net loss in the range of $1.5 million to $1.8 million, or per diluted share between $0.64 ($0.06 per ADS) and $0.77 ($0.08 per ADS), based on a preliminary review of second quarter 2003 results. These preliminary results are subject to completion of the company's normal closing process.
    The company attributed the preliminary results primarily to the later-than-expected receipt of orders worth $9.3 million for its HAPSITE Chemical Identification System. "We expected to receive these orders earlier in the second quarter, which would have allowed us to ship at least $3 million of them," said James Brissenden, president and chief executive officer of INFICON. "However, because HAPSITE is built to specification, we delivered only approximately $1 million of these orders. We expect to deliver the remainder by the end of this year, contributing in a meaningful way to our guidance for revenue growth between 15% and 25% in 2003 as provided on last quarter's conference call."
    The company also attributed the preliminary results to softness in air conditioning and refrigeration sales due to weak spending in US industrial markets and to longer-than-expected semiconductor lithography software sales cycles.
    These anticipated results compare to the second quarter of 2002 when INFICON reported revenues of $33.4 million and net income per diluted share of $0.03 ($0.00 per ADS) and to the guidance INFICON provided on the first quarter earnings call of 20% revenue growth over the prior year and net income per diluted share around $0.06 ($0.01 per ADS).

    Presentation of Second Quarter Results

    INFICON will report final second quarter results on Wednesday, July 23 and host an analyst/media conference in Zurich, Switzerland (Haus zum Ruden, Limmatquai 42, CH-8001 Zurich, 0900 a.m.; registration under inficon@cmatrix.ch), as well as a conference call to review the results at 4:00 p.m. CET/10:00 a.m. EDT. To access the conference call, please dial +1.706.634.1033 at least 10 minutes prior to the call. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, http://www.inficon.com.
    A replay of the call will be available from 7:00 p.m. CET/1:00 p.m. EDT on July 23, 2003 through 5:00 a.m. CET on July 31/11:00 p.m. EDT on July 30. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), reservation number 1161351. An archived replay of the conference webcast also will be available on the INFICON website.

    About INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential," or "guidance." These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2002 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2003. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    CONTACT: INFICON
             Corporate Contact:
             Corporate Communications and Investor Relations
             Betty Ann Kram, 315/434-1122
             BettyAnn.Kram@inficon.com
              or
             European Contact:
             Bernhard Schweizer/Sara Koch
             c-matrix group ag
             +41 (0) 41.769.80.40
             inficon@cmatrix.ch
              or
             North American Contact:
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Kathy Price, 212/838-3777 jbs@lhai.com